

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 28496

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andersen, Erik Brechling
dba BRECHLING ANDERSEN SECURITIES (A Proprietorship)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3250 Wilshire Boulevard, Suite 941
(No. and Street)

Los Angeles (City) California (State) 90010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erik Brechling Andersen (213) 487-3360
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS
(Name — *if individual, state last, first, middle name*)

6700 East Pacific Coast Highway, Suite 255, (Address) Long Beach (City) California (State) 90803 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erik Brechling Andersen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRECHLING ANDERSEN SECURITIES, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



DORA J. WESTCOTT
Commission # 1316459
Notary Public - California
San Diego County
My Comm. Expires Aug 3, 2005

Signature

Erik Brechling Andersen, Sole Proprietor

Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flow
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income (Loss) and Changes in Proprietor's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5-6
Additional Information:	
Schedule of Computation of Net Capital	7
Statements of Internal Control Structure	8-9

Goodrich, Goodyear & Hinds
An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

Brechling Andersen Securities
(A Proprietorship)
Los Angeles, California

We have audited the accompanying statement of financial condition of Brechling Andersen Securities (a proprietorship) as of December 31, 2001, and the related statements of income (loss), changes in proprietor's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brechling Andersen Securities (a proprietorship) as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page seven is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Goodrich, Goodyear & Hinds

Long Beach, California
January 25, 2002

BRECHLING ANDERSEN SECURITIES
(A Proprietorship)
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 21,711
NASDAQ stock - non-allowable	29,300
Total assets	$ 51,011

LIABILITIES AND PROPRIETOR'S EQUITY

Liabilities	$ -
Total liabilities	-
Proprietor's equity	51,011
Total liabilities and proprietor's equity	$ 51,011

The accompanying notes are an integral part of these financial statements.

BRECHLING ANDERSEN SECURITIES
(A Proprietorship)
STATEMENT OF INCOME (LOSS) AND CHANGES IN PROPRIETOR'S EQUITY

YEAR ENDED DECEMBER 31, 2001

Revenues:		
Mutual fund, including trail commissions		$ 3,698
Quarterly mutual fund 12B-1 fees		2,632
Interest		712
Total revenues		7,042
Expenses:		
Rent	$ 6,404	
SIPC assessment	150	
Other dues and fees	1,361	
Telephone	40	
Professional fees	4,244	
Total expenses		12,199
Net loss		(5,157)
Proprietor's equity, beginning of period		24,468
Capital contributions		31,700
Proprietor's equity, end of period		$ 51,011

The accompanying notes are an integral part of these financial statements.

BRECHLING ANDERSEN SECURITIES
(A Proprietorship)
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities -		
Net loss		$ (5,157)
Net cash used by operating activities		(5,157)
Cash flows from investing activities:		
Purchase of NASDAQ stock	$ (26,000)	
Net cash used by investing activities		(26,000)
Cash flow from financing activities:		
Proprietor's capital contributions	31,700	
Net cash provided by financing activities		31,700
Net increase in cash		543
Cash at beginning of period		21,168
Cash at end of period		$ 21,711

The accompanying notes are an integral part of these financial statements.

BRECHLING ANDERSEN SECURITIES
(A Proprietorship)
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brechling Andersen Securities is a registered broker/dealer maintaining its only office in Los Angeles, California. The Firm is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Firm operates pursuant to the (K)(1) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Firm's business consists solely of mutual funds generated from customers located in Southern California.

Method of Accounting

The Firm maintains its records on the accrual basis of accounting.

Income Taxes

The proprietorship itself is not a taxpaying entity for purposes of federal and state income taxes. Such taxes of the proprietor are computed on his total income from all sources and, accordingly, no provision for income taxes is made in these statements.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) RENTAL OF FACILITIES

The Firm occupies space under a month-to-month agreement. Total rent for 2001 amounted to $6,404.

(3) NET CAPITAL

The Firm is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2001, the net capital was $21,711, which exceeded minimum net capital by $16,711. The aggregate indebtedness to net capital ratio was not applicable because there was no aggregate indebtedness at that date.

BRECHLING ANDERSEN SECURITIES
(A Proprietorship)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

Total equity from statement of financial condition	$	51,011
Less non-allowable assets - NASDAQ stock		(29,300)
Net capital	$	21,711

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Net capital from above	$	21,711
Excess net capital	$	16,711

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total liabilities	$	-
Ratio of aggregate indebtedness to net capital		N/A
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as reported above.

Goodrich, Goodyear & Hinds

An Accountancy Corporation

REPORT ON THE INTERNAL CONTROL STRUCTURE

Brechling Andersen Securities
(A Proprietorship)
Los Angeles, California

In planning and performing our audit of the financial statements and supplemental schedules of Brechling Andersen Securities (a proprietorship) for the year ended December 31, 2001, we have considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Firm is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.



Long Beach, California
January 25, 2002

BRECHLING ANDERSEN SECURITIES

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

(With Independent Auditors' Report Thereon)